                                                               EXHIBIT 99(a)(7)
                                   SUPPLEMENT NO. 1
                                          TO
                              OFFER TO PURCHASE FOR CASH
                        UNITS OF LIMITED PARTNERSHIP INTERESTS
                                          OF
                          WESTIN HOTELS LIMITED PARTNERSHIP
                                          AT
                                 $1,000 NET PER UNIT
                                          BY

                                KALMIA INVESTORS, LLC


        ----------------------------------------------------------------
        THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE AT
                        12:00 MIDNIGHT, EASTERN TIME, ON
                  APRIL 6, 1999, UNLESS THE OFFER IS EXTENDED.
        ----------------------------------------------------------------

     Kalmia Investors, LLC, a Delaware limited liability company (the "Purchaser" or "Kalmia"), hereby offers to purchase up to 4,900 units of limited partnership interests including any rights attributable to claims, damages, recoveries, including recoveries from any class action lawsuits, and causes of action accruing to the ownership of such units of limited partnership interests ("Units") in Westin Hotels Limited Partnership, a Delaware limited partnership (the "Partnership"), at a purchase price of $1,000 net per Unit, without interest, which includes the amount of any cash distributions declared or paid, including any return of capital made in cash with respect to the Units after March 16, 1999 and prior to the Expiration Date (as hereinafter defined) (the "Purchase Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the related Agreement of Sale, as each may be supplemented or amended from time to time (which together constitute the "Offer"). In addition to the Purchase Price of $1,000, if you were a Unit Holder of record, such Unit Holder will also receive the $23.75 Distribution made by the Partnership on March 15, 1999. The 4,900 Units sought to be purchased pursuant to the Offer represent, to the best knowledge of the Purchaser, approximately 3.6% of the Units outstanding as of the date of the Offer.

     THE OFFER TO PURCHASE IS NOT CONDITIONED UPON THE VALID TENDER OF ANY MINIMUM NUMBER OF UNITS. IF MORE THAN 4,900 UNITS ARE VALIDLY TENDERED AND NOT WITHDRAWN, THE PURCHASER WILL ACCEPT FOR PURCHASE UP TO 4,900 OF THE TENDERED UNITS, ON A PRO RATA BASIS, SUBJECT TO THE TERMS AND CONDITIONS HEREIN, SEE "TENDER OFFER--SECTION 13. CERTAIN CONDITIONS OF THE OFFER."

     A HOLDER OF UNITS ("UNIT HOLDER") MAY TENDER ANY OR ALL UNITS OWNED BY SUCH UNIT HOLDER.

             FOR MORE INFORMATION OR FOR FURTHER ASSISTANCE PLEASE CALL:

                                  Arlen Capital, LLC
                                    1-800-891-4105
                                                                March 23, 1999

                                  IMPORTANT

     Any Unit Holder desiring to tender any or all of his/her Units should complete and sign the Agreement of Sale in accordance with the instructions in the Agreement of Sale and mail or deliver a fully executed original of the Agreement of Sale along with any other required documents to the Purchaser at the address set forth on the back cover of this Offer to Purchase, or request his/her broker, dealer, commercial bank, credit union, trust company or other nominee to effect the transaction on their behalf.

     QUESTIONS OR REQUESTS FOR ASSISTANCE OR ADDITIONAL COPIES OF THIS OFFER TO PURCHASE OR THE AGREEMENT OF SALE MAY BE DIRECTED TO ARLEN CAPITAL, LLC (THE "DEPOSITORY") BY CALLING THE TOLL-FREE INFORMATION LINE: 1-800-891-4105.

        ----------------------------------------------------------------

     NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION OR ANY REPRESENTATION ON BEHALF OF THE PURCHASER OR TO PROVIDE ANY INFORMATION OTHER THAN AS CONTAINED HEREIN OR IN THE AGREEMENT OF SALE. NO SUCH RECOMMENDATION, INFORMATION OR REPRESENTATION MAY BE RELIED UPON AS HAVING BEEN AUTHORIZED.

                          [INTENTIONALLY LEFT BLANK]


                                      (2)

                               TABLE OF CONTENTS

INTRODUCTION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1

OFFER TO PURCHASE. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  4

Section 1.  Terms of the Offer.. . . . . . . . . . . . . . . . . . . . . . . . . .  4

Section 3.  Other Requirements.. . . . . . . . . . . . . . . . . . . . . . . . . .  4

Section 5.  Extension of Tender Period; Termination; Amendment . . . . . . . . . .  5

Section 6.  Certain Tax Consequences . . . . . . . . . . . . . . . . . . . . . . .  5
            Consequences to Tendering Unit Holder. . . . . . . . . . . . . . . . .  6
            Consequences to a Non-Tendering Unit Holder. . . . . . . . . . . . . .  7

Section 7.  Offer to Purchase. . . . . . . . . . . . . . . . . . . . . . . . . . .  7

Section 9.  Past Contacts and Negotiations with General Partner. . . . . . . . . .  8

Section 10. Certain Information Concerning the Business
            of the Partnership and Related Matters . . . . . . . . . . . . . . . .  8
            Distributions. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  8

Section 12.  Source of Funds . . . . . . . . . . . . . . . . . . . . . . . . . . .  9

Section 13.  Certain Conditions of the Offer . . . . . . . . . . . . . . . . . . .  9


                                      (i)

To the Holders of Units of Limited Partnership Interests of Westin Hotels Limited Partnership

     THE INTRODUCTION SECTION OF THE OFFER TO PURCHASE IS AMENDED TO READ AS
FOLLOWS:

                                     INTRODUCTION

     Kalmia Investors, LLC, a Delaware limited liability company (the "Purchaser" or "Kalmia"), hereby offers to purchase up to 4,900 units of limited partnership interests including any rights attributable to claims, damages, recoveries, including recoveries from any class action lawsuits, and causes of action accruing to the ownership of such units of limited partnership interests ("Units") of Westin Hotels Limited Partnership, a Delaware limited partnership (the "Partnership"), at a purchase price of $1,000 net per Unit, without interest, which includes the amount of any cash distributions declared or paid, including any cash return of capital, if any, (collectively hereinafter referred to as "Distributions") made or declared with respect to the Units after March 16, 1999 and prior to the Expiration Date (as hereinafter defined) (the "Purchase Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Agreement of Sale (which together constitute the "Offer"). In addition to the Purchase Price of $1,000, if you were a Unit Holder of record, such Unit Holder will also receive the $23.75 Distribution made by the Partnership on March 15, 1999. The 4,900 Units sought to be purchased pursuant to the Offer represent, to the best knowledge of the Purchaser, approximately 3.6% of the Units outstanding as of the date of the Offer.

We encourage you to consider the following factors:

- Holders of Units ("Unit Holders") who tender their Units will be giving up the opportunity to participate in any future potential benefits represented by ownership of Units, including, for example, the right to participate in any future distribution of cash or property, whether from operations, the proceeds of a sale of the Partnership's assets or in connection with any future liquidation of the Partnership. However, there is no guarantee of future results of the Partnership and investment in the Partnership.

- Although the Purchaser cannot predict the future value of the Partnership's assets on a per Unit basis, the Purchase Price could differ significantly from the net proceeds that would be recognized on a per Unit basis from the sale of the Partnership's assets or that may be realized upon a future liquidation of the Partnership.

- The tax consequences of the Offer to a particular Unit Holder may be different from those of other Unit Holders and we urge you to consult your own tax advisors in connection with the Offer.

- According to the Partnership's Annual Report of Form 10-K for the year ended December 31, 1998 filed with the Commission on March 4, 1999 (the "1998 10-K"), as of March 1, 1999, the most recent reported trading activity in the Units occurred from January 1, 1999 to January 19, 1999 (when sales were suspended). The average per Unit sales price reported in the limited and sporadic secondary market during that time period was approximately $961 with prices ranging from $500 to $1,119. Such secondary market selling prices, however, do not take into account commissions charged by secondary market makers effectuating such sales which the Purchaser believes, based on a typical ten Unit sales transaction, range from 5% to 8% of the sales proceeds (which would result in a reduction of the net proceeds to the seller of approximately $481 to approximately $767).

- The Purchaser is not using an independent Depository to process the Offer, but is using its Manager, Arlen Capital, LLC ("Arlen") as such. There is, therefore, a conflict of interest between Arlen's duties as Depository and Arlen's duties as the Manager of the Purchaser. Arlen has committed that it will, if faced with any such conflict, act in the best interests of the selling Unit
          Holders.  Arlen will also have possession of the selling Unit
          Holders Agreements of Sale, which it has agreed to hold for the benefit of the selling Unit Holders until the sale of Units represented by such Agreements of Sale has been completed.

-         The Purchaser is making the Offer with a view towards making a profit.
          Accordingly, there may be a conflict between the desire of the Purchaser to acquire the Units at a low price and the desire of the Unit Holders to sell the Units at a high price. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the $1,000 Purchase Price and no representation is made as to such fairness. Other measures of value may be relevant to a Unit Holder and all Unit Holders are urged to carefully consider all of the information contained in the Offer to Purchase and Agreement of Sale and to consult with their own advisors (tax, financial or otherwise) in evaluating the terms of the Offer before deciding whether to tender their Units.

Unit Holders may no longer wish to continue with their investment in the Partnership and might consider accepting the Offer for one or more of the following reasons:

- There is no public market for the Units and it is not anticipated that a public market will develop. (See the 1998 10-K). Unit Holders who desire resale liquidity may wish to consider the Offer. The Offer affords a significant number of Unit Holders with an opportunity to dispose of their Units for cash, which otherwise might not be available to them. The Purchase Price is not intended to represent either the fair market value of a Unit or the Partnership's assets on a per Unit basis. Although there are some limited resale mechanisms available to the Unit Holders wishing to sell their Units, there is no formal or organized trading market for the Units.

- The Offer may be attractive to certain Unit Holders who wish in the future to avoid the continued additional expense, delay and complication in filing income tax returns which result from the ownership of the Units.

- The Offer provides Unit Holders with the opportunity to liquidate their Units and to reinvest the proceeds in other investments should they desire to do so.

- The Offer will provide Unit Holders with an immediate opportunity to liquidate their investment in the Partnership without the usual transaction costs associated with secondary market sales.

     If you wish to sell some or all of your Units now, please read carefully the enclosed Offer to Purchase and the Agreement of Sale. All you need to do is complete the Agreement of Sale in accordance with the instructions provided therein, sign where indicated, have your signature Medallion Guaranteed and return it to the Purchaser, in the pre-addressed return envelope. If you desire to accept this Offer, please carefully follow the instructions on the Agreement of Sale. Errors will delay and possibly prevent acceptance of your tender of the Units.

     If, prior to the Expiration Date, the Purchaser increases the consideration offered to Unit Holders pursuant to the Offer, such increased consideration will be paid with respect to all Units that are purchased pursuant to the Offer, whether or not such Units were tendered prior to such increase in consideration.

     The Offer is being made by the Purchaser as a speculative investment based upon the belief that the Units represent an attractive investment at the price offered based upon, in part, the expected liquidation of the Partnership's assets. The purpose of the Offer is to allow the Purchaser to benefit from any one combination of the following: (i) any cash distributions from Partnership operations in the ordinary course of business; (ii) distributions, if any, of net proceeds from the liquidation of any properties after the Partnership has satisfied its liabilities; (iii) any cash from any redemption of the Units by the Partnership; and (iv) sale of the Units.

     The Offer is not conditioned upon the valid tender of any minimum number of the Units. If more than 4,900 Units, are validly tendered and not withdrawn, the Purchaser will accept up to 4,900 of the tendered Units for purchase on a pro rata basis, subject to the terms and conditions herein. See "Tender Offer--Section 13. Certain Conditions of the Offer." The Purchaser expressly reserves the right to terminate the Offer at anytime and to waive any or all of the conditions of the Offer, although the Purchaser does not presently intend to waive any such conditions.

     The Partnership is subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and in accordance therewith is required to file reports and other information with the Securities and Exchange Commission ("Commission") relating to its business, financial condition and other matters. Such reports and other information are available on the Commission's Electronic Data Gathering and Retrieval System (EDGAR), at its internet website at www.sec.gov.com and may be inspected at the public reference facilities maintained by the Commission at room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and is available for inspection and copying at the regional offices of the Commission located in Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Room of the Commission in Washington, D.C. at prescribed rates.

     The Purchaser has filed with the Commission a Tender Offer Statement on
Schedule 14D-1 (including exhibits) pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, which provides certain additional information with respect to the Offer. Such Statements and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the Commission in the manner specified above.

     According to the 1998 10-K, there were 135,600 Units issued and outstanding at December 31, 1998, held by approximately 7,940 Unit Holders. The Purchaser currently owns 8,475 Units which is approximately 6.25% of the outstanding Units.

     Information contained in this Offer to Purchase which relates to, or represents statements made by the Partnership or the General Partner, has been derived from information provided in reports and other information filed with the Commission by the Partnership and General Partner.

     Unit Holders are urged to read this Offer to Purchase and the accompanying Agreement of Sale carefully before deciding whether to tender their Units.

                               OFFER TO PURCHASE

     SECTION 1 OF THE OFFER TO PURCHASE IS AMENDED TO READ AS FOLLOWS:

     SECTION 1. TERMS OF THE OFFER. Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay for up to 4,900 Units that are validly tendered on or prior to the Expiration Date and not withdrawn in accordance with Section 4 of this Offer to Purchase. The term "Expiration Date" shall mean 12:00 midnight, Eastern Time, on April 6, 1999, unless and until the Purchaser shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest date on which the Offer, as so extended by the Purchaser shall expire. As of March 17, 1999, 2,021 Units representing 1.49% of the Units have been tendered, but not accepted, as a result of the Offer.

     Subject to any approval rights of the General Partner under the terms of the Partnership Agreement, the Purchaser reserves the right to transfer or assign, (in whole or in part from time to time), to one or more of the Purchaser's affiliates, the right to purchase all or any portion of the Units tendered pursuant to the Offer. Any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer or prejudice the rights of tendering Unit Holders to receive payment for Units validly tendered and accepted for payment pursuant to the Offer.

     The Offer is conditioned on satisfaction of certain conditions. See "Tender Offer--Section 13. Certain Conditions of the Offer," which sets forth in full the conditions of the Offer. The Purchaser reserves the right (but shall not be obligated), to waive any or all of such conditions at any time. If any or all of such conditions have not been satisfied or waived by the Expiration Date, the Purchaser reserves the right (but shall not be obligated) to (i) decline to purchase any of the Units tendered, (ii) terminate the Offer and return all tendered Units to tendering Unit Holders,
(iii) waive all the unsatisfied conditions and, subject to complying with applicable rules and regulations of the Commission, purchase all Units validly tendered, (iv) extend the Offer and, subject to the right of Unit Holders to withdraw Units until the Expiration Date, retain the Units that have been tendered during the period or periods for which the Offer is extended or (v) to otherwise amend the Offer.

     The Offer to Purchase and the related Agreement of Sale are being mailed at the Purchaser's expense to Unit Holders or beneficial owners of Units (in case of Individual Retirement Accounts (IRA) and qualified plans).

     SECTION 3, THE OTHER REQUIREMENTS PARAGRAPH OF SECTION 3 OF THE OFFER TO PURCHASE IS AMENDED TO READ AS FOLLOWS:

     OTHER REQUIREMENTS. By executing and delivering the Agreement of Sale, a tendering Unit Holder irrevocably appoints the Purchaser and/or designees of the Purchaser and each of them as such Unit Holder's proxies, with full power of substitution, in the manner set forth in this Agreement of Sale.

     By executing and delivering the Agreement of Sale, a tendering Unit Holder also irrevocably assigns to the Purchaser, and its assigns, all of the right, title and interest, free and clear of all liens and encumbrances of any kind, of such Unit Holder in the Partnership with respect to the Units tendered and purchased pursuant to the Offer, including, without limitation, such Unit Holder's right, title and interest in and to any and all Distributions made by the Partnership after March 16, 1999 and prior to the Expiration Date in respect of the Units tendered by such Unit Holder and accepted for payment by the Purchaser, regardless of the fact that the record date for any such Distribution may be a date prior to March 16, 1999. The Purchaser will seek to be admitted to the Partnership as an Assignee and/or a substitute limited partner upon consummation of the purchase of Unit Holder's Units pursuant to the Offer and it is the intention of the Unit Holder that upon consummation of the purchase of Unit Holder's Units pursuant to the Offer that the Purchaser succeed to the Unit Holder's interest as an assignee and/or a substitute limited partner of the Partnership in such Unit Holder's place.

     By executing an Agreement of Sale as set forth above, a tendering Unit Holder also agrees that notwithstanding any provisions of the Partnership's Partnership Agreement which provide that any transfer is not effective until a date subsequent to the date of any transfer of Units under the Offer, the Purchase Price shall include by any Distributions with respect to the Units after March 16, 1999 and prior to the Expiration Date.

     SECTION 5, THE FIRST PARAGRAPH OF SECTION 5 OF THE OFFER TO PURCHASE IS AMENDED TO READ AS FOLLOWS:

     SECTION 5. EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT. The Purchaser expressly reserves the right at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Units by giving oral or written notice of such extension, (ii) to terminate the Offer by giving oral or written notice of such termination, upon the failure to satisfy any of the conditions specified in Section 13, to delay the acceptance for payment of, or payment for, any Units not heretofore accepted for payment or paid for, by giving oral or written notice of such termination or delay, and (iii) to amend the Offer in any respect (including, without limitation, by increasing or decreasing the consideration offered or the number of Units being sought in the Offer or both) by giving oral or written notice of such amendment.
Any extension, termination or amendment will be followed as promptly as practicable by public announcement, the announcement in the case of an extension to be issued no later than 9:00 a.m., Eastern Time, on the next day after the previously scheduled Expiration Date, in accordance with the public announcement requirement of Rule 14e-1(d) under the Exchange Act.

     SECTION 6 OF THE OFFER TO PURCHASE IS AMENDED TO READ AS FOLLOWS:

     SECTION 6.  CERTAIN TAX CONSEQUENCES.

     The following is a summary of certain federal income tax consequences of a sale of Units pursuant to the Offer assuming that the Partnership is a partnership for federal income tax purposes and that it is not a "publicly traded partnership" as defined in Section 7704 of the Internal Revenue Code of 1986, as amended (the "Code"). This summary is based on the Code, applicable Treasury Regulations thereunder, administrative rulings, practice and procedures and judicial authorities as of the date of the Offer. All of the foregoing are subject to change, and any such change could affect the continuing accuracy of this summary. This summary does not address all aspects of federal income taxation that may be relevant to a particular Unit Holder in light of such Unit Holder's specific circumstances, or that may be relevant to Unit Holders subject to special treatment under the federal income tax laws (for example, foreign persons, dealers in securities, banks, insurance companies and tax-exempt entities), nor does it address any aspect of state, local, foreign or other tax laws. Sales of Units pursuant to the Offer will be taxable transactions for federal income tax purposes, and may also be taxable transactions under applicable state, local, foreign and other tax laws. EACH UNIT HOLDER SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH UNIT HOLDER OF SELLING UNITS PURSUANT TO THE OFFER, INCLUDING, WITHOUT LIMITATION, FEDERAL, STATE AND LOCAL TAX CONSEQUENCES.

     CONSEQUENCES TO TENDERING UNIT HOLDER. A Unit Holder will recognize gain or loss on a sale of Units pursuant to the Offer equal to the difference between (i) the Unit Holder's "amount realized" on the sale and (ii) the Unit Holder's adjusted tax basis in the Units sold. The "amount realized" with respect to a Unit sold pursuant to the Offer will be a sum equal to the amount of cash received by the Unit Holder for the Unit plus the amount of Partnership liabilities allocable to the Unit (as determined under Code Section 752). The amount of a Unit Holder's adjusted tax basis in Units sold pursuant to the Offer will vary depending upon the Unit Holder's particular circumstances and will be affected by allocations of Partnership taxable income or loss to a Unit Holder with respect to such Us, and distributions to a Unit Holder. In this regard, tendering Unit Holders will be allocated a pro rata share of the Partnership's taxable income or loss with respect to Units sold pursuant to the Offer through the last day of the month preceding the effective date of the sale.

     Subject to Code Section 751 (discussed below), the gain or loss recognized by a Unit Holder on a sale of a Unit pursuant to the Offer generally will be treated as a capital gain or loss if the Unit was held by the Unit Holder as a capital asset. Changes to the federal income tax laws in recent years modified applicable capital gain rates and holding periods. Gain with respect to Units held for more than one year will be taxed at long-term capital gain rates not exceeding 20 percent. Gain with respect to Units held one year or less will be taxed at ordinary income rates, up to a maximum rate of 39.6 percent. To the extent of depreciation recapture of previously deducted straight-line depreciation with respect to real property, a maximum rate of 25 percent is imposed (assuming eligibility for long-term capital gain treatment). A portion of the gain realized by a Unit Holder with respect to the disposition of the Units may be subject to this maximum 25 percent rate to the extent that the gain is attributable to depreciation recapture inherent in the properties of the Partnership.

     Capital losses are deductible only to the extent of capital gains, except that non-corporate taxpayers may deduct up to $3,000 of capital losses in excess of the amount of their capital gains against ordinary income. Excess capital losses generally can be carried forward to succeeding years (a corporation's carry forward period is five years and non-corporate taxpayer can carry forward such capital losses indefinitely). In addition, corporations (but not non-corporate taxpayers) are allowed to carry back excess capital losses to the three preceding taxable years.

     A portion of Unit Holder's gain or loss on a sale of a Unit pursuant to the Offer may be treated as ordinary income or loss. Such portion will be determined by allocating a Unit Holder's amount realized for a Unit between amounts received in exchange for all or a part of the Unit Holder's interest in the Partnership attributable to "Section 751 items" and non-Section 751 items. Section 751 items include "inventory items" and "unrealized receivables" (including depreciation recapture) as defined in Code Section
751. The difference between the portion of the Unit Holders amount realized that is allocable to Section 751 items and the portion of the Unit Holder's adjusted tax basis in the Units sold that is so allocable will be treated as ordinary income or loss. The difference between the Unit Holder's remaining amount realized and adjusted tax basis will be treated as capital gain or loss assuming the Units were held by the Unit Holder as a capital asset.

     Under Code Section 469, a non-corporate taxpayer or personal service corporation can deduct passive activity losses in any taxable year only to the extent of such person's passive activity income for such year. Closely held corporations may offset passive activity losses against passive activity income and active income, but may not offset such losses against portfolio income. If a Unit Holder is subject to these restrictions and has unused passive losses from prior years, such losses will generally become available upon a sale of Units, provided the Unit Holders sells all of his or her Units. If a Unit Holder does not sell all of his or her Units, the deductibility of such losses would continue to be subject to the passive activity loss limitation until the Unit Holder sell his or her remaining Units.

     Gain realized by a foreign Unit Holder on a sale of a Unit pursuant to the Offer will be subject to federal income tax. Under Code Section 1445 of the Code, the transferee of a partnership interest held by a foreign person is generally required to deduct and withhold a tax equal to 10% of the amount realized on the disposition. The Purchaser will withhold 10% of the amount realized by a tendering Unit Holder form the Purchase Price payable to such Unit Holder unless the Unit Holder properly completes and signs the Agreement of Sale certifying the accuracy of the Unit Holder's TIN and address, and that such Unit Holder is not a foreign person. Amounts withheld are creditable against a foreign Unit Holder's federal income tax liability. If amounts withheld are in excess of such liability, a refund can be obtained.

     A Unit Holder who tenders Units must file an information statement with his or her federal income tax return for the year of the sale which provides the information specified in Treasury Regulation Section 1.751-1(a)(3). The selling Unit Holder must also notify the Partnership of the date of the transfer and the names, addresses and tax identification numbers of the transferors and transferees within 30 days of the date of the transfer (or, if earlier, January 15 of the following calendar year).

     CONSEQUENCES TO A NON-TENDERING UNIT HOLDER. The Purchaser anticipates that a Unit Holder who does not tender his or her Units will not realize any material federal income tax consequences as a result of the decision not to tender.

     SECTION 7, THE EIGHTH PARAGRAPH OF SECTION 7 OF THE OFFER TO PURCHASE IS AMENDED TO READ AS FOLLOWS:

     The following information, excerpted from the 1998 10-K, reflects the Partnership's records of the average and range of Unit sale prices to date:

     "                   Average per Unit                                  Range of per Unit Sale
                         Sales Price                                       Sales Price
-------------------------------------------------------------------------------------------------
     1997:     First Quarter                 $505.93                       $320.00 to $624.75

               Second Quarter                $530.37                       $400.00 to $590.00
               (through April 21, when
                sales were suspended)

     1998:     First Quarter                 $733.01                       $545.00 to $890.00
               (through March 21, 1998,
                when sales were suspended)

     1999:     First Quarter                 $960.92                       $500.00 to $1,191.00
               (through January 19, 1999,
                when sales were suspended)

     SECTION 9 OF THE OFFER TO PURCHASE IS AMENDED AND SUPPLEMENTED AS FOLLOWS:

     SECTION 9.  PAST CONTACTS AND NEGOTIATIONS WITH GENERAL PARTNER.

     The General Partner of the Partnership is Westin Realty Corp.

     The second sentence of the fourth paragraph of Section 9 is amended to read as follows:

     Unit Holders holding approximately 28.3% of the Units agreed to join the Purchaser to request the General Partner to cause a vote to sell the Partnership's hotels.

     During the period January 11, 1999 and January 29, 1999, representatives of the Purchaser and the Partnership discussed the providing of a legal opinion regarding the transfer of the Units Purchaser acquired in its 14D-1 Offer. Such discussions have terminated.

     On March 10, 1999, counsel for the Purchaser communicated with counsel for the Partnership regarding concerns with the manner in which the change of addresses of selling Unit Holders was being implemented. Such communications are ongoing.

     SECTION 10 OF THE OFFER TO PURCHASE IS AMENDED AND SUPPLEMENTED AS FOLLOWS:

     SECTION 10. CERTAIN INFORMATION CONCERNING THE BUSINESS OF THE PARTNERSHIP AND RELATED MATTERS.

DISTRIBUTIONS. The Partnership disclosed in its 1998 10-K, that it made distributions as follows:


                Year Ending       Distributions Per
                December 31            Unit
                -----------            ----
                   1996                $-0-

                   1997               $95.00

                   1998               $95.00

     The Partnership's General Partner in the 1998 10-K advised the limited partners that "the Partnership will be in a position to continue distributions to limited partners at an annual level of $95 per Unit in 1999."

     Set forth below is a summary of certain financial information with respect to the Partnership, which has been excerpted or derived from the Partnership's 1998 10-K. More comprehensive financial and other information is included in such reports and other documents filed by the Partnership with the Commission, and the following summary is qualified in its entirety by reference to such reports and other documents and all the financial information and related notes contained therein. Such reports and other documents may be examined and copies may be obtained from the offices of the Commission at the addresses set forth in the "Introduction." The Purchaser disclaims any responsibility for the information included in such reports and documents, and extracted in this Offer to Purchase.

                            Selected Financial Information
                  (In Thousands of Dollars, Except Per Unit Amounts)

                            Fiscal Year        Fiscal Year        Fiscal Year
                           Ended 12/31/98     Ended 12/31/97     Ended 12/31/96
                           --------------     --------------     -------------
 Operating Profit             $30,374            $22,459           $19,899
 Net Income                   $17,933            $ 9,691           $ 6,978

 Net Income per Unit          $132.25            $ 71.47           $ 51.46



 Balance Sheet Data (in        As of              As of              As of
 thousands):                  12/31/98           12/31/97           12/31/96
                              --------           --------           --------
 Total Assets                 $285,661           $269,785           $263,148

 Total Liabilities            $210,809           $200,862           $191,199

 Total Partners Equity        $70,241            $ 65,190           $ 68,381


 Units Outstanding            135,600             135,600            135,600


     The foregoing summary is qualified in its entirety by reference to such Reports and all of the financial information and related notes contained therein.

     For information concerning the properties owned by the Partnership, please refer to Schedule 2 attached hereto, which is incorporated herein by reference.

     SECTION 12 OF THE OFFER TO PURCHASE IS AMENDED TO READ AS FOLLOWS:

     SECTION 12. SOURCE OF FUNDS. The Purchaser expects that approximately $4,900,000 (exclusive of fees and expenses) will be required to purchase 4,900 Units (approximately 3.6% of the 135,600 Units outstanding), if tendered. The Purchaser has the cash on hand necessary to fund the purchase of the Units. The Offer is not contingent on obtaining financing.

     SECTION 13 OF THE OFFER TO PURCHASER IS AMENDED TO READ AS FOLLOWS:

     SECTION 13. CERTAIN CONDITIONS OF THE OFFER. Notwithstanding any other provisions of the Offer, the Purchaser will not be required to accept for payment or, subject to any applicable rules or regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Units promptly after the expiration or termination of the Offer), to pay for any Units tendered, and may postpone the acceptance for payment or, subject to the restriction referred to above, payment for any Units tendered, and may amend or terminate the Offer if (i) the Purchaser shall not have confirmed to its reasonable satisfaction that, upon purchase of the Units pursuant to the Offer, the Purchaser will have full rights to ownership as to all such Units and that the Purchaser will become a registered owner on the books and records of the Partnership, (ii) the Purchaser shall not have confirmed to its reasonable satisfaction that, upon the purchase of the Units pursuant to the Offer, the Transfer Restrictions will have been satisfied, or
(iii) all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, necessary for the consummation of the purchase contemplated by the Offer shall not have been filed, occurred or been obtained. Furthermore, notwithstanding any other term of the Offer, the Purchaser may terminate or amend the Offer as to such Units if, at any time on or after the date of the Offer and before the Expiration Date any of the following conditions exist:

     (a) the acceptance by the Purchaser of Units tendered and not withdrawn pursuant to the Offer or the transfer of such Units to the Purchaser violates restrictions in the Partnership Agreement which prohibit any transfer of Units which would cause a termination of the Partnership or would cause the Partnership to be taxed as a "publicly traded partnership" under the Internal Revenue Code;

     (b) there shall have been threatened, instituted or pending any action or proceeding before any court or governmental agency or other regulatory or administrative agency or commission or by any other person, challenging the acquisition of any Units pursuant to the Offer or otherwise directly or indirectly relating to the Offer, or otherwise, in the reasonable judgment of the Purchaser, adversely affecting the Purchaser or the Partnership;

     (c) any statute, rule or regulation shall have been proposed, enacted, promulgated or deemed applicable to the Offer, or any action or order shall have been proposed, entered into or taken, by any government, governmental agency, or other regulatory or administrative agency or authority, which, in the judgment of the Purchaser, might (i) result in a delay in the ability of the Purchaser or render the Purchaser unable, to purchase or pay for some or all of the tendered Units, (ii) make such purchase or payment illegal, or
(iii) otherwise adversely affect the Purchaser or the Partnership;

     (d) any change shall have occurred or be threatened in the business, financial condition, results of operations, tax status or prospects of the Partnership which, in the reasonable judgment of the Purchaser, is or may be adverse to the Partnership, or the Purchaser shall have become aware of any facts which, in the reasonable judgment of the Purchaser, have or may have adverse significance with respect to the value of the Units;

     (e) there shall have occurred (i) any general suspension of, or limitation on prices for or trading in, securities in the over-the-counter market or on the New York Stock Exchange, Inc., (ii) a declaration of a banking moratorium or any suspension of payment in respect of banks in the United States or any limitation by federal or state authorities on the extension of credit by lending institutions or (iii) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States; or, in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

     (f) a tender or exchange offer for some or all of the Units is made, or publicly proposed to be made or amended, by another person;

     (g) the Partnership shall have (i) issued, or authorized or proposed the issuance of, any partnership interests of any class, or any securities convertible into, or rights, warrants or options to acquire, any such interests or other convertible securities, (ii) issued or authorized or proposed the issuance of any other securities, in respect of, in lieu of, or in substitution for, all or any of the presently outstanding Units, (iii) declared or paid any distribution, OTHER THAN IN CASH, on any of its partnership interests, (iv) authorized, proposed or announced its intention to propose any merger, consolidation or business combination transaction, acquisition of assets, disposition of assets or material change in its capitalization, or any comparable event not in the ordinary course of business, or (v) proposed or effected any amendment to the Partnership's Agreement of Limited Partnership; or

     (h) the failure to occur of any necessary approval or authorization by any Federal or state authorities necessary to consummation of the Purchaser of all or any part of the Units to be acquired hereby, which in the reasonable judgment of the Purchaser in any such case, and regardless of the circumstances (including any action of the Purchaser) giving rise thereto, makes it inadvisable to proceed with such purchase or payment.

     The foregoing conditions are for the sole benefit of the Purchaser and its affiliates and may be asserted by the Purchaser regardless of the circumstances (including, without limitation, any action or inaction by the Purchaser or any of its affiliates) giving rise to such condition, or may be waived by the Purchaser, in whole or in part, from time to time in its sole discretion. The failure by the Purchaser at any time to exercise the foregoing rights will not be deemed a waiver of such rights, which rights will be deemed to be ongoing and may be asserted at any time and from time to time. Any determination by the Purchaser concerning the events described in this Section 13 will be final and binding upon all parties.

                              Kalmia Investors, LLC

                                                                March 23, 1999

     Any questions or requests for assistance or for delivery of additional copies of this Offer to Purchase or the Agreement of Sale may be directed to the Depositary at the telephone number and address set forth below.


                                       Arlen Capital, LLC
                                       1650 Hotel Circle North, Suite 200
                                       San Diego, California  92108
                                       Telephone: 1-800-491-4105



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